82-5779

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

November 10, 2003

03037319

<u>By Federal Express</u>

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

03 NOV 12 AM 7:21

Re: Pinault-Printemps-Redoute S.A.
<u>Submission Pursuant to Rule 12g3-2(b)(iii)</u>

Ladies and Gentlemen:

By letter dated April 27, 2001, on behalf of our client Pinault-Printemps-Redoute S.A. (the "Company"), we made a submission to the Securities and Exchange Commission (the "SEC") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents on behalf of the Company in order to maintain such exemption and to comply with the requirements of Rule 12g3-2(b)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

DW 11/14

The information set forth below is a summary of documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that exchange) or distributed to its securities holders:

1. On October 15, 2003, Rexel, a wholly-owned subsidiary of the Company, issued a press release announcing its third quarter 2003 sales results. A copy of the English language version of this press release is attached as Appendix A to this letter.

2. On October 16, 2003, the Company issued a press release announcing its third quarter 2003 sales results. A copy of the English language version of this press release is attached as Appendix B to this letter.

3. On October 28, 2003, Rexel issued a press release announcing that it has signed a 5-year syndicated credit agreement for 450 million euros. A copy of the English language version of this press release is attached as Appendix C to this letter.

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at (212) 403-1331 or David A. Katz, also of this office, at (212) 403-1309. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Joshua R. Cammaker

Enclosure

cc: Julien Naginski, Esq.
Pinault-Printemps-Redoute S.A.
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz

Appendix A

REXEL

October 15, 2003

Third quarter sales: € 1,629 million

Rexel consolidated sales for the third quarter of 2003 amounted to € 1,629 million, down 2.7% from the same period of 2002, on a comparable structural, exchange rate and day-year basis. Sales for the first and second quarters of 2003 were down 3.0% and 2.7% respectively from the same periods the year before.

On a comparable structural, exchange rate and day-year basis, sales for the first nine months of 2003 totaled € 4,961 million, down 2.8% from the same period the year before. In reported terms, sales were down 10.1% due to changes in Group structure for € 36 million (mainly the sale of the specialized security distribution activity) and the impact of negative exchange rate movements, for € 366 million, due principally to the weakness of the U.S. and Canadian dollars against the euro.

The sales trend by geographic area, on a constant structural, exchange rate and day-year basis, was as follows:

	1st half 2003 %	3rd quarter 2003 %	9 months 2003 %	9 months 2003 sales in € M	**% of total Group sales**
Europe	-3.1%	-3.1%	**-3.1%**	**2,765**	56%
France	*-2.0%*	*-1.6%*	***-1.9%***	1,376	28%
Europe excluding France	*-4.2%*	*-4.5%*	***-4.3%***	1,389	28%
Americas	-3.1%	-3.3%	**-3.2%**	**1,854**	37%
North America	*-2.9%*	*-2.9%*	***-2.9%***	1,809	36%
South America	*-9.8%*	*-17.6%*	***-12.6%***	45	1%
Asia-Pacific	1.2%	3.2%	**1.9%**	**342**	7%
TOTAL	-2.8%	-2.7%	**-2.8%**	**4,961**	100%

Third quarter sales were in line with the trend observed in the first half of 2003, with a significant improvement in the Asia-Pacific region. Rexel continues to carry out its reorganization measures with the objective of improving profitability in the second half of 2003.

Rexel, a subsidiary of Pinault-Printemps-Redoute, is the world's leading distributor of electrical parts and supplies, with a network of 1,700 sales outlets in 29 countries and 22,000 employees.

Contacts
Press: Laetitia Olivier Tel: (33 1) 4285 5989 Email: lolivier@rexel.fr
Financial analysts/investors: Frédéric de Castro Tel: (33 1) 4285 7612 Email: fdecastro@rexel.fr

Web Site : http://www.rexel.com

Appendix B

PINAULT
PRINTEMPS-REDOUTE

Paris, October 16, 2003

PRESS RELEASE

THIRD QUARTER 2003 SALES

- **Outstanding sales growth for the New PPR in September: up 7.1% on a comparable basis**
- **3.5% growth on a comparable basis in the third quarter for the New PPR**
- **7% growth in New PPR international sales in the third quarter**

Serge Weinberg, Chairman of the Management Board of Pinault-Printemps-Redoute, made the following statement:
"The remarkable performance of all our companies in September has more than offset the relative sluggishness of the previous two months, largely due to harsh weather conditions in Europe.
Growth in the Home and Leisure activities picked up in the last week of August, especially at Fnac, and apparel sales rebounded sharply, largely offsetting the summer downturn. In Luxury Goods, July's strong performance, included in our results, has been confirmed since the closing of Gucci Group's accounts. Though the environment remains lackluster, our companies continue to gain market share in France and are pursuing their vigorous international development."

in EUR million	Q3 2003	Q3 2002	Change		9 mos 03	9 mos 02	Change	
	Reported	Reported	Reported	Comparable**	Reported	Reported	Reported	Comparable**
RETAIL*	**3,165.8**	**3,141.0**	**+0.8%**	**+2.8%**	**9,571.0**	**9,473.2**	**+1.0%**	**+3.8%**
LUXURY GOODS	**583.7**	**577.1**	**+1.1%**	**+7.7%**	**1,865.6**	**1,897.0**	**-1.7%**	**+4.0%**
NEW PPR	**3,749.5**	**3,718.1**	**+0.8%**	**+3.5%**	**11,436.6**	**11,370.2**	**+0.6%**	**+3.8%**
Rexel	1,628.7	1,795.9	-9.3%	-2.7%	4,961.0	5,517.6	-10.1%	-2.8%
Sold Financial Services activities	0.0	917.0	na	na	1,268.8	2,887.9	na	na
(Inter-company sales)	*(3.7)*	*(10.4)*	*na*	*na*	*(17.5)*	*(40.7)*	*na*	*na*
TOTAL	**5,374.5**	**6,420.6**	**-16.3%**	**+1.6%**	**17,648.9**	**19,735.0**	**-10.6%**	**+1.6%**

** Apparel & Lifestyle, Leisure & Home, CFAO.*
*** On a comparable basis in terms of Group structure, exchange rate and number of days.*

Group and New PPR: Reported sales

In the third quarter of 2003, Group sales stood at EUR 5,374.5 million, down by 16.3% in reported terms, reflecting the strong impact of changes in the scope of consolidation linked to the disposals of Pinault Bois & Matériaux, Guilbert and most of the Credit and Financial Services businesses, as part of the Group's strategic refocusing on the individual customer. The difference between reported and comparable sales was due to the negative impact of changes in Group structure, totalling EUR 948.9 million, and changes in exchange rates of EUR 168.7 million, mainly due to the depreciation of the dollar and the pound sterling.

In the third quarter, sales of the New PPR grew by 0.8% in reported terms, despite the particularly unfavourable impact of exchange rates.

Retail

In the first nine months of 2003, sales of PPR's retail activities rose by 3.8% on a comparable basis in terms of structure, exchange rate and number of days. The third quarter recorded a 2.8% increase, following 2.3% growth in the second quarter and an exceptional first quarter, up 6.3%. The Apparel & Lifestyle activities held up well, recording a moderate decline of 2.4% on a comparable basis, while the Home & Leisure activities posted sustained growth of 4.9%.

- **Home and Leisure**

Conforama

Conforama resumed its growth in the third quarter, with a sales increase of 1.8% on a comparable basis in terms of structure, exchange rate and number of days. In September alone, comparable sales were up 2.0%. This growth followed a sluggish second quarter, down 0.3%, and buoyant growth in the first quarter, up 5.9%. The company posted total sales growth of 2.5% in the first nine months of the year.

The third quarter was marked by the implementation of the company's modernisation strategy in France, with the launch of a new logo, a new catalogue and a new store concept.

With a 1.2% fall in the third quarter, Conforama France held up well in the challenging economic environment, aggravated by harsh weather conditions. Conforama confirmed its success abroad, recording 7% growth in the nine months, which 7.8% in the last quarter. Spain boasted the best performance (up 17.9% in Q3), followed by Italy (up 4.5% in Q3) and Switzerland (up 3.1% in Q3). Conforama is opening two additional stores in the fourth quarter, Oviedo (Spain) and Split (Croatia).

Fnac

In the third quarter, Fnac posted accelerated sales growth, up 8% on a comparable basis in terms of structure, exchange rate and number of days, following increases of 7.3% in the second quarter and 7.5% in the first quarter of 2003. In the first nine months, the company recorded sales growth of 7.6%.

In ***France***, Fnac stores continue to enjoy strong sales performance, up 1.6% in the third quarter, bolstered by buoyant growth of stores outside of the Paris region (+4.4%). Following store

openings in Chartres (mid-March) and Evry (late May), Fnac plans to open its 67th French store in Grenoble in late November.

Fnac's French subsidiaries continue to post significant growth, up 26.9% in the third quarter of 2003, boosted by growth of 44% for Surcouf and 48.7% for fnac.com.

Outside of France, Fnac stores sales grew by 13.7% on a comparable basis in terms of structure and exchange rates in the third quarter. The success of the Fnac concept outside its home country was confirmed in Spain (up 7.5%) and Portugal (up 17.2%), as well as on its more recent markets, such as Italy (up 70.3%), Switzerland (37.3%) and Brazil (up 5.6%). With 32 consolidated stores, international operations account for 25% of total store sales, compared with 23.1% in the first nine months of 2002. The first nine months of the year were marked by the opening of a new store in Naples (May 21) and a ninth store in Spain, in Marbella, at the end of September. Three store openings are planned for the fourth quarter, in Fribourg (Switzerland), Oporto (Portugal) and Sao Paulo (Brazil). The Taiwan subsidiary, in which Fnac holds a minority stake, opened fourth new stores since the beginning of the year in Taipei and is planning another opening in the fourth quarter.

❑ Apparel and Lifestyle

Printemps

Reflecting a sharp slowdown in the third quarter, down 4.4%, particularly in August (down 7.9%), due to the weather conditions, the fall in sales in the first nine months of 2003 was limited to 1.8% on a comparable basis in terms of structure, exchange rate and number of days.

Sales at the ***Printemps Haussmann*** flagship store in Paris dropped by 7.2% in the third quarter. This slowdown stems from a drop in tourist visits, down 23% in the first nine months, and the renovation of the Beauty and Healthcare Department ("Espace Beauté"), with a view to opening the world's largest Beauty and personal care department in November. Despite this performance, the company held up better than its competitors and continued to gain market share.

The Printemps ***Chain*** maintained a healthy activity level, recording sales growth of 1% in the third quarter. The 12 stores outside Paris, less severely hit than the Paris store, recorded growth of 1.8%.

The ***Sports division*** posted another excellent performance in the third quarter, up 12.9%, of which 1.1% for Citadium and 23.4% for Made in Sport.

Redcats

On a comparable structure, exchange rate and number of days basis, sales rose by 1.5% in the first nine months of 2003, of which 3.1% in France and 0.3% abroad. Excluding the US, Redcats sales grew by 3% in the nine months. Reported sales fell by 5.2% in the nine months, reflecting the 6.8% negative impact of exchange rates due to the appreciation of the euro against the US dollar and the British pound.

In the third quarter, Redcats sales declined by 2.1% on a comparable basis in terms of structure and exchange rates. The third quarter was marked by a sharp but temporary slowdown in activity in July and August, down 5.8% on a comparable basis, followed by an impressive upturn in September, up 2.6% (in comparable terms). In France, the September turnaround brought growth rates roughly in line with those of the first half of 2003, up 5.7% on a comparable basis in terms of number of days, versus 6.1% in the first six months.

La Redoute limited the fall in sales to 1.7% in the third quarter, despite the sharp fall in business in August. The Redcats flagship company further strengthened its competitive advantage in France, outperforming the Panel VPC13 index by 3 percentage points in the first nine months.

In the ***specialised division***, Vertbaudet France confirmed its buoyant sales growth on the children's market, up by 8.3% in the nine months, with the "Histoire de Chambres" ("Bedtime Stories") catalogue continuing to post excellent performances. Cyrillus pursued its repositioning strategy within its core business. In the nine months, Movitex and Vertbaudet recorded international growth of 12.3 % and 13.9% respectively.

In the US, ***Brylane*** sales fell by 2.7% in the third quarter, following a 3.4% drop in the second quarter, due to the disappointing performance of Chadwicks (-16.6%), while Lerner was up 17.3% and the household goods division was up 25.9%. This division represented 14.9% of Brylane sales in the nine months. It launched a third catalogue, Brylane Wishes, in late August, to round out the Brylane Home and Brylane Kitchen catalogues, which also continue to record strong growth.

Mail order sales of ***Redcats Nordic*** rose by 4.8% in the third quarter. The Ellos and Jossefsons brands confirmed their growth potential, notably in Norway and Finland.

The ***Internet*** channel now accounts for 13.6% of Redcats total sales, versus 9% for the first nine months of 2002. Brylane generated 23.1% of its business via the Internet, compared with 18.1% for Redcats Nordic and 12.8% for Redoute France.

Orcanta

Orcanta's sales grew by 1.5% in the third quarter and 6.9% on a comparable basis in the first nine months.

- **CFAO**

The third quarter was marked by fast-pace growth for CFAO, up by 10.1% on a comparable basis, following a 6% rise in the first half of the year. This strong performance was achieved despite recent events in Ivory Coast and the Central African Republic. This reflects the company's unique positioning, a competitive edge and extensive geographical diversification with high-potential regions such as the French overseas departments and territories (up 11.9%) and North Africa (up 8.4% in the nine months).

The Technology division, up by 32.9% for the first nine months of 2003, of which 50.8% in the third quarter, has entered a substantial growth phase, winning major contracts in Gabon and Senegal.

The Pharmaceuticals sector continued its fast-pace growth, up by 13% for the first nine months of 2003, of which 16.2% in the third quarter, driven by the successful pharmaceuticals distributor, IBN SINA, in Egypt, whose sales doubled over the previous year level.

Luxury Goods

From May through July 2003, Gucci Group sales rose by 1.1%, despite the challenging environment.

The ***Gucci*** division recorded a 1.4% drop in reported sales. On a constant exchange rate basis, directly-operated store sales rose by 10.3% in Japan, 1.6% in the rest of Asia (South Korea up by 47.5%), 35.3% in the People's Republic of China and 6.2% in the United States.

Yves Saint Laurent sales increased by 14.6% on a constant exchange rate basis, with growth of 22.8% for its directly-operated stores. Sales of leather goods soared, rising 91.4% on a constant exchange rate basis. In the quarter, Yves Saint Laurent opened major stores on Rodeo Drive in Beverly Hills, on 57th Street, off 5th Avenue in New York and a store specialised in accessories on Via Condotti in Rome.

Yves Saint Laurent Beauté recorded sales growth of 9.5% on a constant exchange rate basis. Yves Saint Laurent Beauté launched the fragrances *Kingdom* for Alexander McQueen and *Essenza di Zegna* for Zegna in the first half of 2003.

Reported sales of the ***other brands*** were up 16.1% in the quarter, mainly driven by Bottega Veneta's sustained growth, up 33.7% in reported terms and 72% on a constant exchange rate basis for its directly-operated business. Alexander McQueen and Stella McCartney more than doubled their sales in the third quarter.

Rexel

Rexel's sales fell by 2.7% in the third quarter of 2003 on a comparable basis in terms of structure, exchange rate and number of days. For the first nine months of 2003, comparable sales were down by 2.8%, and by 10.1% after accounting for the negative impact of changes in Group structure and exchange rate fluctuations representing EUR 36 million and EUR 366 million respectively. This impact was mainly linked to the depreciation of the US and Canadian dollar against the euro.

Third quarter sales confirmed the trend of the first half of 2003, with notable growth in sales in the Asia-Pacific region. Rexel pursues its restructuring and cost-control strategy in order to gain full benefit from an economic upturn and maintained its targets of improving profitability in the second half of the year.

Third quarter 2003 sales

in EUR million	Q3 2003 Reported	Q3 2002 Reported	Change Reported	Change Comparable*
Conforama	754.7	745.8	+1.2%	+1.8%
Fnac	804.1	752.9	+6.8%	+8.0%
Mobile Planet	4.5	4.6	-2.2%	+9.8%
Lesiure and Household Goods division	***1,563.3***	***1,503.3***	***+4.0%***	***+4.9%***
Printemps	187.0	194.3	-3.8%	-4.4%
Redcats	960.9	1,024.3	-6.2%	-2.1%
Orcanta	12.1	12.3	-1.6%	+1.5%
Apparel and Lifestyle division	***1,160.0***	***1,230.9***	***-5.8%***	***-2.4%***
CFAO	**428.4**	**393.3**	**+8.9%**	**+10.1%**
Non sold Financial Services activities	**14.1**	**13.5**	**+4.4%**	**+9.3%**
RETAIL	***3,165.8***	***3,141.0***	***+0.8%***	***+2.8%***
LUXURY GOODS	**583.7**	**577.1**	**+1.1%**	**+7.7%**
New PPR	***3,749.5***	***3,718.1***	***+0.8%***	**+3.5%**
Rexel	1,628.7	1,795.9	-9.3%	-2.7%
Pinault Bois & Matériaux	0.0	308.9	na	na
Guilbert	0.0	420.5	na	na
Sold Financial services activities	0.0	187.6	na	na
(Inter-company sales)	*(3.7)*	*(10.4)*	***na***	*na*
TOTAL	**5,374.5**	**6,420.6**	**-16.3%**	**+1.6%**

Sales at September 30, 2003

in EUR million	9 mos 03 Reported	9 mos 02 Reported	Change Reported	Change Comparable*
Conforama	2,056.4	2,013.2	+2.1%	+2.5%
Fnac	2,418.7	2,264.7	+6.8%	+7.6%
Mobile Planet	13.8	16.1	-14.3%	+3.0%
Lesiure and Household Goods division	***4,488.9***	***4,294.0***	***+4.5%***	***+5.2%***
Printemps	618.3	619.2	-0.1%	-1.8%
Redcats	3,112.4	3,282.9	-5.2%	+1.5%
Orcanta	35.7	33.6	+6.3%	+6.9%
Apparel and Lifestyle division	***3,766.4***	***3,935.7***	***-4.3%***	***+1.0%***
CFAO	**1,272.6**	**1,202.3**	**+5.8%**	**+7.4%**
Non sold Financial Services activities	**43.1**	**41.2**	**+4.6%**	**+ 8.6%**
RETAIL	***9,571.0***	***9,473.2***	***+1.0%***	***+3.8%***
LUXURY GOODS	**1,865.6**	**1,897.0**	**-1.7%**	**+4.0%**
New PPR	***11,436.6***	***11,370.2***	***+0.6%***	***+3.8%***
Rexel	4,961.0	5,517.6	-10.1%	-2.8%
Pinault Bois & Matériaux	715.4	980.5	-27.0%	0.0%
Guilbert	553.4	1,344.8	-58.8%	-1.6%
Sold Financial services activities	0.0	562.6	na	na
(Inter-company sales)	*(17.5)*	*(40.7)*	*na*	*na*
TOTAL	**17,648.9**	**19,735.0**	**-10.6%**	**+1.6%**

** On a comparable basis in terms of Group structure, exchange rate and number of days.*

CONTACTS

Press:	**Juliette Psaume**	**+33 (0)1 44 90 63 02**
Analysts/Investors:	**David Newhouse**	**+33 (0)1 44 90 63 23**
	Alexandre de Brettes	**+33 (0)1 44 90 61 49**
Press website:	**www.pprlive.com**	
Analyst/Investors website:	**www.pprfinance.com**	

Appendix C

REXEL

28 October 2003

REXEL SIGNS A 5 YEAR SYNDICATED CREDIT AGREEMENT FOR € 450m

On 22 October 2003, Rexel signed a Multicurrency 5 year Syndicated Credit agreement of € 450m with 8 international banking groups:

ABN AMRO Bank N.V., BNP Paribas, Crédit Agricole Indosuez - Crédit Lyonnais, Crédit Industriel et Commercial, HSBC CCF, Natexis Banques Populaires / BRED Banque Populaire, The Royal Bank of Scotland and Société Générale have made an equal commitment to Rexel as Arrangers.

This Syndicated Credit facility allows Rexel to significantly extend the average duration of its bank financing, now over 3 years, and strengthen its financial structure and development capacities.

Rexel, a subsidiary of Pinault-Printemps-Redoute, is the world's leading distributor of electrical parts and supplies. Rexel generated sales of €7,374 million in 2002, with a network of 1,700 sales outlets in 29 countries and 22,000 employees.

Contacts

Press:	Laetitia OLIVIER	Tel: (33 1) 42 85 59 89	E-mail: lolivier@rexel.fr
Financial analysts/investors:	Frédéric de CASTRO	Tel: (33 1) 42 85 76 12	E-mail: fdecastro@rexel.fr

Website: http://www.rexel.com